Exhibit (a)(1)(i)

NICHOLAS FINANCIAL, INC.

Offer to Purchase for Cash

By its Wholly-Owned Indirect Subsidiary

Of Up to $70.0 million in Value of its Common Shares

At a Purchase Price Not Greater than $15.60 per Share

Nor Less Than $14.60 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 13, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Nicholas Financial, Inc., a British Columbia, Canada corporation (the “Company”), invites its shareholders to tender up to $70.0 million in value of its Common shares, no par value per share (the “Shares”), for purchase by its wholly-owned indirect subsidiary, Nicholas Financial, Inc., a Florida corporation (“NFI-Florida” and, together with the Company, “we,” “us” or “Nicholas”), at a price not greater than $15.60 nor less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

The Offer has been approved by the respective Boards of Directors of the Company and NFI-Florida. NFI-Florida will purchase the Shares accepted for payment using its own funds and funds available under its credit facility. WHILE FOR SIMPLICITY WE USE THE TERMS “WE,” “US” AND “NICHOLAS” THROUGHOUT THIS DOCUMENT, INCLUDING IN SOME INSTANCES WITH RESPECT TO THE PURCHASE AND PAYMENT FOR SHARES, YOU SHOULD UNDERSTAND THAT NFI-FLORIDA WILL BE PAYING FOR AND ACQUIRING THE SHARES THAT ARE TENDERED IN THE OFFER.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will select the lowest purchase price, not greater than $15.60 nor less than $14.60 per Share (such purchase price, the “Final Purchase Price”), that will allow us to purchase $70.0 million in value of Shares, or such lower amount, but not less than $50.0 million, equal to the value of the Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $70.0 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date.

We reserve the right, in our sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. See Sections 1, 3 and 4.

As of February 6, 2015, the Company had 12,316,235 Shares outstanding. At the maximum Final Purchase Price of $15.60 per Share, we could purchase 4,487,180 Shares if the Offer is fully subscribed, which would represent approximately 36.4% of the Company’s outstanding Shares as of February 6, 2015. At the minimum Final Purchase Price of $14.60 per Share, we could purchase 4,794,521 Shares if the Offer is fully subscribed, which would represent approximately 38.9% of the Company’s outstanding Shares as of February 6, 2015.

THE OFFER IS CONDITIONED ON MINIMUM AGGREGATE VALUE OF $50.0 MILLION IN SHARES BEING TENDERED. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “NICK.” On February 9, 2015, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $14.67 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

THE BOARDS OF DIRECTORS OF THE COMPANY AND NFI-FLORIDA HAVE APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, JANNEY MONTGOMERY SCOTT LLC, THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), MORROW & CO., LLC, THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”), OR COMPUTERSHARE INVESTOR SERVICES, INC., THE DEPOSITARY FOR THE OFFER (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NONE OF THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS AND BROKERS AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 2.

Ralph T. Finkenbrink, our Chairman of the Board, President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors of the Company, have advised us that they intend to tender 100,000, 25,850 and 6,100 Shares, respectively, in the Offer. Our remaining directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth on the back cover page of this Offer to Purchase. If you require additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery described in Section 3 or other Offer documents described herein, you should contact the Information Agent, who will promptly furnish to shareholders additional copies of these materials at our expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

Janney Montgomery Scott LLC

Offer to Purchase dated February 10, 2015.

IMPORTANT

If you want to tender all or any portion of your Shares, you must do one of the following prior to 5:00 p.m., New York City time, on March 13, 2015 (unless the Offer is extended):

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•	if you hold certificates in your own name or hold Shares in book-entry form as a registered holder, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates, if applicable, for your Shares and any other documents required by the Letter of Transmittal, to Computershare Investor Services, Inc., the Depositary for the Offer, at an applicable address shown on the back cover of this Offer to Purchase;

•	if you are an institution participating in The Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), tender your Shares according to the procedure for book-entry transfer through DTC’s Automated Tender Offer Program (“ATOP”) system or CDS’s CDSX system described in Section 3; or

•	if you are a holder of vested options to purchase Shares, subject to Company policies and practices, you may exercise your vested options to purchase Shares and tender such Shares in the Offer. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you want to tender your Shares but (a) your certificates for the Shares are not immediately available, or cannot be delivered to the Depositary by the Expiration Date, (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date, or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

If you wish to maximize the chance that your Shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered At Price Determined Under The Offer.” If you agree to accept the purchase price determined in the Offer, your Shares will be deemed to be tendered at the minimum price of $14.60 per Share. You should understand that this election may lower the Final Purchase Price and could result in your Shares being purchased at the minimum price of $14.60 per Share. The last reported sale price of the Shares on the NASDAQ Global Select Market on February 9, 2015, the last full trading day prior to the commencement of the Offer, was $14.67 per Share.

We are not making the Offer to, and will not accept any tendered Shares from, shareholders in any state or other jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such state or other jurisdiction.

If you have any questions regarding the Offer, please contact Morrow & Co., LLC, the Information Agent for the Offer, toll-free at (855) 223-1287 (banks and brokers may call collect at (203) 658-9400), or Janney Montgomery Scott LCC, the Dealer Manager for the Offer, at (800) 526-6397 (toll-free).

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH INFORMATION OR REPRESENTATION, AS HAVING BEEN AUTHORIZED BY THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?

Nicholas Financial, Inc., a Florida corporation (“NFI-Florida”), is offering to purchase the Shares. NFI-Florida is a wholly-owned indirect subsidiary of Nicholas Financial, Inc., a British Columbia, Canada corporation and the issuer of the Shares (the “Company” and, together with NFI-Florida, “we,” “us” or “Nicholas”). See Section 1.

What is Nicholas offering to purchase?

We are offering to purchase up to $70.0 million (subject to a minimum of $50.0 million) in value of Shares. See Section 1.

What is the purpose of the Offer?

We believe that the Offer is a prudent use of our capital resources given our expected growth, cash flow generation and current stock price. The Offer expresses our confidence in Nicholas’ business and long-term growth potential. The Offer is an element of our intention to deliver increased value to our shareholders. By utilizing a significant portion of our increased Credit Facility (as defined in Section 9) to finance the Offer, and thereby increasing our leverage ratio, we believe that we can increase our earnings per Share and return on equity without taking undue liquidity risk in the event of a business downturn or liquidity crisis. We believe that this could, in turn, positively impact our stock price.

We believe that the modified “Dutch auction” tender offer described in this Offer to Purchase represents an efficient mechanism for us to provide our shareholders with the opportunity to tender all or a portion of their Shares and, thereby, potentially receive a return of some or all of their investment. The Offer provides shareholders (including those with significant stockholdings) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if we complete the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Nicholas at no additional cost to them. See Sections 2, 9 and 11.

Further, the Offer provides our shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Also, “odd lot holders” (i.e., holders of less than 100 Shares) who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their Shares. See Sections 1 and 2.

How many Shares will we purchase in the Offer?

We will purchase up to $70.0 million in value of Shares in the Offer or such lower amount, but not less than $50.0 million, equal to the value of the Shares properly tendered and not properly withdrawn. At the maximum Final Purchase Price of $15.60 per Share, we could purchase 4,487,180 Shares if the Offer is fully subscribed, which would represent approximately 36.4 of the Company’s outstanding Shares as of February 6, 2015. At the minimum Final Purchase Price of $14.60 per Share, we could purchase 4,794,521 Shares if the Offer is fully subscribed, which would represent approximately 38.9% of the Company’s outstanding Shares as of February 6, 2015. If, based on the Final Purchase Price, more than $70.0 million in value of Shares are properly tendered and not properly withdrawn, we will purchase all Shares tendered at or below the Final Purchase Price on a pro rata basis, except for “odd lots” (of less than 100 Shares), which we will purchase on a priority basis. We expressly reserve the right to purchase additional Shares in the Offer, subject to applicable law. See Section 1. The Offer is conditioned on a minimum of $50.0 million in value of Shares being tendered, and is also subject to certain other conditions. See Section 7.

In accordance with the rules of the SEC, we may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. See Section 1.

What will the purchase price for the Shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch auction.” This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your Shares. The price range for the Offer is $14.60 to $15.60 per Share. We will select the lowest purchase price, not greater than $15.60 nor less than $14.60 per Share, that will allow us to purchase $70.0 million in value of Shares, based on the number of Shares tendered, or, if a minimum of $50.0 million in value of Shares are properly tendered, all Shares that are properly tendered and not properly withdrawn. We will purchase all Shares at the Final Purchase Price, even if you have selected a purchase price lower than the Final Purchase Price, but we will not purchase any Shares tendered at a price above the Final Purchase Price.

If you wish to maximize the chance that we will purchase your Shares, you should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the section of the Letter of Transmittal captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered,” indicating that you will accept the Final Purchase Price. You should understand that this election may have the effect of lowering the Final Purchase Price and could result in your Shares being purchased at the minimum price of $14.60 per Share. The last reported sale price of the Shares on the NASDAQ Global Select Market on February 9, 2015, the last full trading day prior to the commencement of the Offer, was $14.67 per Share.

If we purchase your Shares in the Offer, we will pay you the Final Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the Expiration Date. Under no circumstances will we pay interest on the Final Purchase Price, even if there is a delay in making payment. See the Introduction, and Sections 1 and 3.

How will we pay for the Shares?

We plan to use borrowings under our Credit Facility (as defined in Section 9) to purchase Shares in the Offer and to pay all related fees and expenses. The maximum value of Shares purchased in the Offer is expected to be $70.0 million. We expect that the maximum aggregate cost of this purchase, including the aggregate purchase price for the Shares, together with all fees and expenses applicable to the Offer, will be approximately $70.8 million. The Offer is not subject to any financing condition. See Section 9.

How long do I have to tender my Shares?

You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m., New York City time, on March 13, 2015, unless we extend the Offer. See Section 1. We may choose to extend the Offer at any time and for any reason in accordance with applicable law. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Sections 1 and 14. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to find out its deadline. See Section 3.

Can the Offer be extended, amended or terminated, and if so, under what circumstances?

Yes. We can extend or amend the Offer in our sole discretion in accordance with applicable law. If we extend the Offer, we may delay the acceptance of any Shares that have been tendered. See Section 14. We can terminate the Offer under certain circumstances. See Section 7.

How will I be notified if you extend the Offer or amend the terms of the Offer?

If we extend the Offer, we will issue a press release not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

Are there any conditions to the Offer?

Yes. Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions being satisfied or waived prior to the Expiration Date, including:

•	a minimum of $50.0 million in value of Shares being tendered in the Offer;

•	no legal or regulatory action shall have been threatened, pending or taken that might adversely affect the Offer and no approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms and conditions satisfactory to us in our reasonable discretion;

•	no general suspension of trading in or general limitation on prices for securities on any national securities exchange or in the over-the-counter markets in the United States, and no declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, shall have occurred;

•	no decrease of more than 10% in the market price of the Shares or in the general level of market prices for equity securities in the United States or the NASDAQ Global Select Market Index, New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies measured from the close of trading on February 9, 2015, to the close of trading on the Expiration Date shall have occurred;

•	no commencement of war, armed hostilities or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, shall have occurred on or after February 10, 2015, nor shall any material escalation of any war or armed hostilities or similar national or international calamity which had commenced prior to February 10, 2015 have occurred;

•	no changes in the general political, market, economic or financial conditions, domestically or internationally, that are reasonably likely to materially and adversely affect our business or the trading in the Shares shall have occurred;

•	no person or entity shall have proposed, announced or made a tender or exchange offer for the Shares (other than the Offer), merger, business combination or other similar transaction involving us;

•	no person (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than as publicly disclosed in a filing with the SEC on or before February 9, 2015). In addition, no new group shall have been formed since February 9, 2015, that beneficially owns more than 5% of the outstanding Shares;

•	no person (including a group) that has publicly disclosed in a filing with the SEC on or before February 9, 2015 that it has beneficial ownership of more than 5% of the outstanding Shares shall have acquired, or publicly announced its proposal to acquire, beneficial ownership of an additional 1% of the outstanding Shares;

•	no person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or our subsidiaries’ assets or securities;

•	no material adverse change in our business, condition (financial or otherwise), assets, income, operations or prospects shall have occurred during the Offer; and

•	we shall not have determined that as a result of the consummation of the Offer and the purchase of Shares that there will be a reasonable likelihood that the Shares either (1) will be held of record by fewer than 300 persons or (2) will be delisted from the NASDAQ Global Select Market or be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 7 for a complete list of the conditions to the Offer. Each of the conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date. The Offer is not conditioned on any minimum number of Shares being tendered.

How do I tender my Shares?

If you want to tender all or any portion of your Shares, you must do one of the following prior to 5:00 p.m., New York City time, on March 13, 2015, or any later time and date to which the Offer may be extended:

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•	if you hold certificates in your own name or hold Shares in book-entry form as a registered holder, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates, if applicable, for your Shares and any other documents required by the Letter of Transmittal, to the Depositary at one of the addresses shown on the back cover of this Offer to Purchase;

•	if you are an institution participating in The Depository Trust Company or CDS Clearing and Depository Inc., tender your Shares according to the procedure for book-entry transfer through DTC’s ATOP system or CDS’s CDSX system described in Section 3; or

•	if you are a holder of vested options to purchase Shares, subject to Company policies and practices, you may exercise your vested options to purchase Shares and tender such Shares in the Offer. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you want to tender your Shares but (a) your certificates for the Shares are not immediately available, or cannot be delivered to the Depositary by the Expiration Date, (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date, or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

We are not making the Offer to, and will not accept any tendered Shares from, shareholders in any state or other jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such state or other jurisdiction.

If you have any questions regarding the Offer, please contact the Information Agent, the Dealer Manager or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent and the Dealer Manager is set forth on the back cover of this Offer to Purchase. See Section 3 and the Letter of Transmittal.

Can I conditionally tender my Shares?

You may tender Shares subject to the condition that a specified minimum number of your Shares tendered pursuant to a Letter of Transmittal must be purchased if any Shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. See Section 6.

Once I have tendered Shares in the Offer, may I withdraw my tendered Shares?

Yes. You may withdraw any Shares you have tendered at any time before 5:00 p.m., New York City time, on March 13, 2015, unless we extend the Offer, in which case you may withdraw your Shares until the Expiration Date as extended. If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares at any time after 5:00 p.m., New York City time, on April 6, 2015. See Section 4.

How do I withdraw Shares I previously tendered?

To properly withdraw Shares, you must deliver on a timely basis a written notice of your withdrawal to the Depositary at one of the addresses appearing on the back cover of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of the Shares. Some additional requirements apply if the certificates for Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

In what order will you purchase the tendered Shares?

We will purchase Shares on the following basis:

•	first, we will purchase all Shares properly tendered by any odd lot holder (holders of less than 100 Shares) at or below the Final Purchase Price and not properly withdrawn;

•	second, after the purchase of all of the Shares properly tendered by odd lot holders at or below the Final Purchase Price, subject to the conditional tender provisions described in Section 6, we will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•	third, only if necessary to permit us to purchase $70.0 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law), we will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

Therefore, it is possible that we will not purchase all of the Shares that you tender even if you tender them at or below the Final Purchase Price. See Section 1.

Following the Offer, will you continue as a public company?

Yes. It is a condition of our obligation to purchase Shares pursuant to the Offer that, as a result of the consummation of the Offer, there not be a reasonable likelihood that the Shares will be held by less than 300 persons or that the Shares will be delisted from the NASDAQ Global Select Market or be eligible for deregistration under the Exchange Act. See Sections 2 and 7.

What is the position of the Company’s and NFI-Florida’s Boards of Directors on the Offer?

Although the respective Boards of Directors of the Company and NFI-Florida have authorized the Offer in furtherance of Nicholas’ announced intention to deliver increased value to shareholders, neither Board has, nor has any of the Company, NFI-Florida, the Dealer Manager, the Information Agent or the Depositary, made, and none of the foregoing is making, any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decisions as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in, or incorporated by reference in, this Offer to Purchase and in the Letter of Transmittal, including our reasons for making the Offer. You are urged to discuss your decisions with your tax advisors, financial advisors, legal advisors, and brokers. See Section 2.

Will Nicholas’ directors and executive officers tender Shares in the Offer?

Ralph T. Finkenbrink, our Chairman of the Board, President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors of the Company, have advised us that they intend to tender 100,000, 25,850 and 6,100 Shares, respectively, in the Offer. Our remaining directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

What will happen if I do not tender my Shares?

Shareholders who decide not to tender will own a greater percentage interest in the Company’s outstanding Shares following the consummation of the Offer (unless the minimum of $50.0 million in value of Shares are not tendered). See Section 2.

When and how will you pay me for the Shares I tender?

Promptly after the Expiration Date, we will pay the Final Purchase Price net to the seller, in cash, less applicable withholding taxes and without interest, for the Shares, if any, we purchase. We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We do not expect, however, to announce the final results of any proration or the Final Purchase Price and begin paying for tendered Shares until at least four business days after the Expiration Date. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary, promptly after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment. See Sections 1 and 5.

If I am a holder of vested stock options, how do I participate in the Offer?

If you are a holder of vested options, you may exercise your vested options and tender any Shares issued upon such exercise (subject to Company policies and practices). You must exercise your options sufficiently in advance of the Expiration Date to receive your Shares in order to tender. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

What is the recent market price of my Shares?

On February 9, 2015, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares on the NASDAQ Global Select Market was $14.67 per Share. You are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender your Shares. See Section 8.

Will I have to pay brokerage commissions if I tender my Shares?

If you are a registered shareholder and you tender your Shares directly to the Depositary, you will not incur any brokerage commissions. If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any transaction costs are applicable. See the Introduction and Section 3.

Will I have to pay stock transfer tax if I tender my Shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Are there any governmental or regulatory approvals, consents or filings to be made or obtained in connection with the Offer?

We are not aware of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action or notice filings be required, we presently contemplate that we will seek that approval or other action and make or cause to be made such notice filings. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See Sections 7 and 12.

What are the U.S. federal income tax consequences if I tender my Shares?

If you are a U.S. Holder (as defined in Section 13), your receipt of cash from us in exchange for the Shares you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (i) consideration received in respect of a sale or exchange of the Shares or (ii) a distribution from us in respect of the Shares. See Sections 3 and 13.

If you are a Non-U.S. Holder (as defined in Section 13), you will generally be subject to U.S. federal withholding tax at a rate of 30% on the gross payments you receive pursuant to the Offer, subject to reduction or elimination by applicable treaty, as evidenced by forms that you furnish to the Depositary (or other applicable withholding agent). A non-U.S. Holder may be eligible to receive from the Internal Revenue Service a refund of any withheld U.S. federal income tax. See Sections 3 and 13.

We urge you to consult your tax advisor as to the particular tax consequences to you of the Offer.

Who should I contact with questions about the Offer?

The Information Agent or the Dealer Manager can help answer your questions. The Information Agent is Morrow & Co., LLC and the Dealer Manager is Janney Montgomery Scott LLC. Their contact information is set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the related Offer materials contain or incorporate by reference certain forward-looking statements and information relating to Nicholas that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements dealing with the benefits that the Offer may provide to our shareholders, the date on which we will announce the final proration or pay for tendered shares, the fees and expenses we will incur in connection with the Offer, the listing and tradability of our Shares after the Offer is completed, our possession of sufficient capital and the availability of sufficient credit to fund our operations after the Offer is completed, the repurchase of additional Shares or the payment of cash dividends on our Shares in the future, our strategies, plans, programs, objectives, goals, expectations, intentions, expenditures and assumptions, and other statements that are not historical facts. When used in this document, words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “will” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Although we believe the expectations reflected in any forward-looking statements are reasonable, readers are cautioned that forward-looking statements involve known and unknown risks and uncertainties, are not guarantees of future performance and that actual events, results, performance or achievements may differ materially from any future events, results, performance or achievements expressed or implied by such forward-looking statements. These differences may result from actions taken by us, as well as from risks and uncertainties out of our control. Such risks and uncertainties include, but are not limited to:

•	our ability to complete the Offer, the occurrence of any of the conditions to completing the Offer, and our decision to waive the occurrence of any condition to completing the Offer;

•	changes in general economic, business, and political conditions, and changes in conditions of United States lending, capital and financing markets;

•	the degree and nature of competition faced by us;

•	the application of substantial federal and state laws and regulations specific to our business;

•	regulatory changes in our existing and future markets, and changes in the enforcement thereof and possible litigation relating thereto;

•	fluctuations in interest rates;

•	the availability of capital at acceptable rates and on acceptable terms;

•	demand for consumer financing in the markets served by us;

•	changes affecting our products and services, or our relationships with automotive dealers;

•	increases in the default rates experienced on retail installment sales contracts;

•	changes in the market for our Shares;

•	our intentions regarding strategic alternatives;

•	our ability to expand our business, including our ability to identify and complete acquisitions and integrate the operations of acquired businesses, to retain and recruit qualified employees, to expand into new markets and to maintain prFofit margins in the face of increased pricing competition; and

•	any changes in our future dividend or share repurchase strategies or practices.

The foregoing list of risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect future performance, events, results or achievements, please review “Risk Factors” described in the Company’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and other documents filed with the SEC. These forward-looking statements reflect Nicholas’ expectations as of the date of this Offer to Purchase. We undertake no obligation to update the information provided herein, whether as a result of new information, future events or otherwise, unless required by law.

INTRODUCTION

To the Shareholders of Nicholas Financial, Inc.:

Nicholas Financial, Inc., a British Columbia, Canada corporation (the “Company”), invites its shareholders to tender up to $70.0 million in value of its Common shares, no par value per share (the “Shares”), for purchase by its wholly-owned indirect subsidiary, Nicholas Financial, Inc., a Florida corporation (“NFI-Florida” and, together with the Company, “we,” “us” or “Nicholas”), at a price not greater than $15.60 nor less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the “Offer.”

The Offer has been approved by the respective Boards of Directors of the Company and NFI-Florida. NFI-Florida will purchase the Shares accepted for payment using funds available under its credit facility. WHILE FOR SIMPLICITY WE USE THE TERMS “WE,” “US” AND “NICHOLAS” THROUGHOUT THIS DOCUMENT, INCLUDING IN SOME INSTANCES WITH RESPECT TO THE PURCHASE AND PAYMENT FOR SHARES, YOU SHOULD UNDERSTAND THAT NFI-FLORIDA WILL BE PAYING FOR AND ACQUIRING THE SHARES THAT ARE TENDERED IN THE OFFER.

The Offer will expire at 5:00 p.m., New York City time, on March 13, 2015, unless the Offer is extended or withdrawn (such date, as it may be extended, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will determine a single per Share price that we will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price, not greater than $15.60 nor less than $14.60 per Share, that will allow us to purchase $70.0 million in value of Shares, or such lower amount, but not less than $50.0 million, equal to the value of the Shares properly tendered and not properly withdrawn. We refer to the price we will select as the “Final Purchase Price.” All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price on the terms and subject to the conditions of the Offer, including proration provisions.

We will only purchase Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn. However, because of the “odd lot” priority, proration (if Shares having an aggregate value greater than the value we seek are properly tendered) and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered at or below the Final Purchase Price. If, based on the Final Purchase Price, Shares having an aggregate value of less than $70.0 million (but not less than $50.0 million) are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date.

Subject to applicable law, including the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to decrease or increase the value of Shares sought in the Offer, (c) to amend the Offer in any respect prior to the Expiration Date, and (d) if any condition specified in Section 7 is not satisfied or waived prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. Notice of any such extension, amendment or termination may be made at any time and from time to time by public announcement of such change. In the case of an extension, the notice of extension shall be published no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the GlobeNewswire or a comparable service. See Sections 1, 3 and 14.

If you are a holder of vested options, you may exercise your vested options and tender any Shares issued upon such exercise (subject to Company policies and practices). You must exercise your options sufficiently in advance of the Expiration Date to receive your Shares in order to tender. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

THE OFFER IS CONDITIONED ON A MINIMUM OF $50.0 MILLION IN VALUE OF SHARES BEING TENDERED. THE OFFER IS ALSO SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTION 7.

THE BOARDS OF DIRECTORS OF THE COMPANY AND NFI-FLORIDA HAVE APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NONE OF THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS AND BROKERS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 2.

Ralph T. Finkenbrink, our Chairman of the Board, President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors of the Company, have advised us that they intend to tender 100,000, 25,850 and 6,100 Shares, respectively in the Offer. Our remaining directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

The Final Purchase Price will be paid in cash, less any applicable withholding taxes and without interest, to tendering shareholders for all Shares purchased. Tendering shareholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, except as set forth in Section 5 hereof, stock transfer taxes on the purchase of Shares by us pursuant to the Offer. Shareholders holding Shares through a broker, dealer, commercial bank, trust company or other nominee are urged to consult such broker, dealer, commercial bank, trust company or other nominee to determine whether any charges may apply if Shares are tendered through such nominee and not directly to the Depositary. See Sections 3 and 5.

Also, any tendering shareholder who fails to timely complete, sign and return to the Depositary the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal or Form W-8BEN or Form W-8BEN-E obtained from the Depositary, as applicable (or such other IRS form as may be applicable), may be subject to U.S. federal backup withholding tax on the gross proceeds paid to the shareholder pursuant to the Offer. See Sections 3 and 13.

We will pay all fees and expenses incurred in connection with the Offer by the Depositary, the Information Agent and the Dealer Manager. See Section 15.

As of February 6, 2015, there were 12,316,235 Shares outstanding. As of that date, an aggregate of 94,000 Shares constituting unvested restricted stock were outstanding under our equity compensation plans, 463,040 Shares were subject to outstanding options under our plans, and an aggregate of 8,615 Shares were available for additional grants under our Equity Incentive Plan. At the maximum Final Purchase Price of $15.60 per Share, we could purchase 4,487,180 Shares if the Offer is fully subscribed, which would represent approximately 36.4% of the Company’s outstanding Shares as of February 6, 2015. At the minimum Final Purchase Price of $14.60 per Share, we could purchase 4,794,521 Shares if the Offer is fully subscribed, which would represent approximately 38.9% of the Company’s outstanding Shares as of February 6, 2015.

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “NICK.” On February 9, 2015, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $14.67 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

Our principal executive offices are located at 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759, and our phone number is (727)726-0763.

References in this Offer to Purchase to “dollars” and “$” are to the lawful currency of the United States of America, unless otherwise indicated or the context suggests otherwise.

THE OFFER

1.	Number of Shares; Purchase Price; Proration.

General

Upon the terms and subject to the conditions of the Offer, we will purchase up to $70.0 million in value of Shares, or such lower amount, but not less than $50.0 million, equal to the value of the Shares properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, at a price not greater than $15.60 and not less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. If, based on the Final Purchase Price, Shares having an aggregate value of less than $70.0 million (but not less than $50.0 million) are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn.

The term “Expiration Date” means 5:00 p.m., New York City time, on March 13, 2015, unless and until we, in our sole discretion in accordance with applicable law, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to us at the Final Purchase Price (which could result in the tendering shareholder receiving a purchase price per Share as low as $14.60) or (2) specify the price or prices, not greater than $15.60 and not less than $14.60 per Share, at which they are willing to sell their Shares to us under the Offer. Prices may be specified in increments of $0.25. Promptly following the Expiration Date, we will determine the Final Purchase Price that we will pay for Shares properly tendered and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price, not greater than $15.60 nor less than $14.60 per Share, that will allow us to purchase $70.0 million in value of Shares, or such lower amount, but not less than $50.0 million, equal to the value of the Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price.

If you agree to accept the purchase price determined in the Offer, your Shares will be deemed to be tendered at the minimum price of $14.60 per Share for purposes of determining the Final Purchase Price. You should understand that this election may effectively lower the Final Purchase Price and could result in your Shares being purchased at the minimum price of $14.60 per Share. The last reported sale price of the Shares on the NASDAQ Global Select Market on February 9, 2015, the last full trading day prior to the commencement of the Offer, was $14.67 per Share.

We will announce the Final Purchase Price by press release as promptly as practicable after such determination has been made. We do not expect, however, to announce the final results of any proration or the Final Purchase Price and begin paying for tendered Shares until at least four business days after the Expiration Date. We will only purchase Shares properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. However, because of the odd lot priority, proration and conditional tender provisions of the Offer, we may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, more than $70.0 million in value of Shares are properly tendered and not properly withdrawn. We will return all Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased because of proration or conditional tenders, to the tendering shareholders at our expense, promptly following the Expiration Date.

By following the Instructions to the Letter of Transmittal, shareholders can specify different minimum prices for specified portions of their Shares, but a separate Letter of Transmittal must be submitted for Shares tendered at each price. Shareholders can also specify the order in which the specified portions will be purchased in the event that, as a result of proration or otherwise, some but not all of the tendered Shares are purchased pursuant to the Offer. In the event a shareholder does not designate such order and fewer than all Shares are purchased due to proration, the Depositary will select the order of Shares purchased.

Subject to applicable law, including the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to decrease or increase the value of Shares sought in the Offer, (c) to amend the Offer in any respect prior to the Expiration Date, and (d) if any condition specified in Section 7 is not satisfied or waived prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. In accordance with the rules of the SEC, we may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. However, if we purchase an additional number of Shares in excess of 2% of the outstanding Shares, we will amend and extend the Offer in compliance with applicable law. See Section 14.

In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Final Purchase Price prior to the Expiration Date will be subject to proration, except for odd lots. The proration period and withdrawal rights also expire on the Expiration Date, subject to applicable law.

The Offer is conditioned on a minimum of $50.0 million in value of Shares being tendered. The Offer is also subject to certain other conditions. See Section 7.

Shares acquired pursuant to the Offer will be acquired by NFI-Florida free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to shareholders of record prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of such shareholders. Under the Business Corporations Act (British Columbia), NFI-Florida will not be entitled to vote any Shares acquired pursuant to the Offer.

Priority of Purchases

On the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $70.0 million (or such greater amount as we may elect to pay, subject to applicable law) have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, we will purchase properly tendered Shares on the basis set forth below:

•	First, we will purchase all Shares properly tendered at or below the Final Purchase Price and not properly withdrawn by any odd lot holder, as described below, who:

•	tenders all Shares owned beneficially or of record by such odd lot holder at a price at or below the Final Purchase Price (tenders of less than all of the Shares owned by such odd lot holder will not qualify for this preference); and

•	completes the box entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, after the purchase of all of the Shares properly tendered by odd lot holders at or below the Final Purchase Price, subject to the conditional tender provisions described in Section 6, we will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares.

•	Third, only if necessary to permit us to purchase $70.0 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law), we will purchase Shares conditionally tendered at or below the Purchase Price (for which the condition was not initially satisfied) and not properly withdrawn prior to the Expiration Date by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all, and not properly withdrawn any, of their Shares.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that fewer than all Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though those Shares were tendered at prices at or below the Final Purchase Price.

As we noted above, we may elect to purchase more than $70.0 million in value of Shares in the Offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater value.

Odd Lots

For purposes of the Offer, the term “odd lots” means all Shares properly tendered at prices at or below the Final Purchase Price held by a shareholder who owns beneficially or of record an aggregate of fewer than 100 Shares, which we refer to as an “odd lot holder,” and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all Shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an odd lot holder who holds Shares in his or her name and tenders his or her Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s Shares. Any odd lot holder wishing to tender all of such odd lot holder’s Shares pursuant to the Offer should complete the box entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery.

Proration

If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each shareholder tendering Shares, other than odd lot holders, will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such shareholder to the total number of Shares properly tendered and not properly withdrawn by all shareholders, other than odd lot holders, at or below the Final Purchase Price, subject to conditional tenders. Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot procedure described above, the conditional tender procedure described in Section 6 and the guaranteed delivery procedure described in Section 3, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. After the Expiration Date, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 13, the number of Shares that we will purchase from a shareholder pursuant to the Offer may affect the U.S. federal income tax consequences to the shareholder of the purchase and, therefore, may be relevant to a shareholder’s decision whether to tender Shares. The Letter of Transmittal affords each shareholder who tenders Shares registered in such shareholder’s name directly to the Depositary the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of Shares being purchased.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

Purpose of the Offer

We believe that the Offer is a prudent use of our capital resources given our expected growth, cash flow generation and current stock price. The Offer expresses our confidence in Nicholas’ business and long-term growth potential. The Offer is an element of our intention to deliver increased value to our shareholders. By utilizing a significant portion of our increased Credit Facility (as defined in Section 9) to finance the Offer, and thereby increasing our leverage ratio, we believe that we can increase our earnings per share and return on equity without incurring undue liquidity risk in the event of a business downturn or liquidity crisis. We believe that this could, in turn, positively impact our stock price.

We believe that the modified “Dutch auction” tender offer described in this Offer to Purchase represents an efficient mechanism for us to provide our shareholders with the opportunity to tender all or a portion of their Shares and, thereby, potentially receive a return of some or all of their investment. The Offer provides shareholders (including those with significant stockholdings) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if we complete the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company at no additional cost to them.

Further, the Offer provides our shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Also, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their Shares.

Members of our senior management met with the Boards of Directors of the Company and NFI-Florida to discuss the terms and conditions of the Offer. The Boards of Directors of the Company and NFI-Florida considered the terms and conditions of the Offer and further reviewed Nicholas’ results of operations, financial position, business plan, capital and cost structures and requirements, financing arrangements, general business and industry conditions, legal, tax and, regulatory constraints and restrictions, and other factors the Boards of Directors of the Company and NFI-Florida deemed relevant, including the expected financial impact of the Offer. Based upon the foregoing, on February 6, 2015, the Boards of Directors of the Company and NFI-Florida unanimously approved proceeding with the Offer to purchase up to $70.0 million (but not less than $50.0 million) in value of Shares at a price not greater than $15.60 and not less than $14.60 per Share (with the ability in accordance with SEC rules to increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares).

THE BOARDS OF DIRECTORS OF THE COMPANY AND NFI-FLORIDA HAVE APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NONE OF THE COMPANY, NFI-FLORIDA, ANY MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER

THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS AND BROKERS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING OUR REASONS FOR MAKING THE OFFER.

Following the completion or termination of the Offer, we may, from time to time, repurchase Shares on the open market or through private or public transactions in accordance with applicable law. Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), generally prohibits us and our affiliates from purchasing any Shares, other than in the Offer, until at least ten business days after the Expiration Date, except pursuant to certain limited exceptions including as provided in Exchange Act Rule 14e-5.

Ralph T. Finkenbrink, our Chairman of the Board, President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors of the Company, have advised us that they intend to tender 100,000, 25,850 and 6,100 Shares, respectively, in the Offer. Our remaining directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

Certain Effects of the Offer

Shareholders who decide not to tender will own a greater percentage interest in the outstanding Shares following the consummation of the Offer (assuming that a minimum of $50.0 million in value of Shares are tendered). These shareholders will also continue to bear the risks associated with owning the Shares, including risks resulting from our purchase of Shares in the Offer. Shareholders may be able to sell non-tendered Shares in the future on the NASDAQ Global Select Market or otherwise, at a net price significantly higher or lower than the Final Purchase Price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her Shares in the future.

We anticipate that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NASDAQ Global Select Market, we do not believe that our purchase of Shares under the Offer will cause our remaining outstanding Shares to be delisted from the NASDAQ Global Select Market. We also believe that our purchase of Shares under the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act. The Offer is conditioned upon, among other things, our having determined that the consummation of the Offer will not cause the Shares to be delisted from the NASDAQ Global Select Market or to be eligible for deregistration under the Exchange Act. See Section 7.

Shares NFI-Florida acquires pursuant to the Offer will be held thereby but, under the Business Corporations Act (British Columbia), NFI-Florida will not be entitled to vote such acquired Shares.

Except as disclosed or incorporated by reference in this Offer to Purchase, neither the Company nor its executive officers, directors or affiliates (including executive officers and directors of the Company’s affiliates) currently have any plans, proposals, or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend policy, or indebtedness or capitalization of the Company;

•	any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the terms of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer, other than the continuous review of Board size and director qualifications in the ordinary course, as described below;

•	any other material change in the Company’s corporate structure or business;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition by any person of securities of the Company, other than purchases and dispositions related to the exercise of outstanding options to purchase Shares and the vesting of restricted stock granted to certain employees (including directors and officers) and the periodic grant of options to purchase Shares and of restricted stock, under the Company’s equity plans and programs to certain employees (including directors and officers); or

•	any changes in the Company’s Articles or Notice of Articles, in each case as currently in effect, or other governing instruments or other actions that could impede the acquisition of control of the Company.

From time to time, as part of our long-term corporate goal of enhancing shareholder value, we explore potential strategic acquisitions, divestitures, and business combinations. And from time to time, we are approached by various parties who express an interest in acquiring all or part of Nicholas or in otherwise taking part in a business combination or other material transaction with us. At this time, we are not engaged in ongoing discussions and have not entered into confidentiality agreements with, or made confidential information available to, any party with regard to such a business transaction. While Nicholas may enter into discussions with various parties regarding potential transactions, if we do so, there can be no assurance that these discussions will lead to any transaction, or as to the timing, value, or terms or conditions of any such transaction.

In addition, during the course of the Company’s annual governance processes, its Board of Directors and committees thereof evaluate and determine board and committee and management matters, including, among others, evaluations, arrangements, size, structure, qualifications and composition. Many of these matters will be considered in the coming months in preparation for the Company’s annual meeting of shareholders to be held later in the year.

Nothing in the Offer will preclude us from pursuing, developing, or engaging in future plans, proposals or negotiations that relate to or would result in one or more of the foregoing events, subject to applicable law. Although we do not currently have any plans, other than as disclosed or incorporated by reference in this Offer to Purchase, that relate to or would result in any of the events discussed above, we may undertake or plan actions that relate to or could result in one or more of these events. Furthermore, such events may result from circumstances outside of our control. Shareholders tendering Shares in the Offer may run the risk of foregoing the benefit of any appreciation in the value or market price of the Shares resulting from such potential future events. However, there can be no assurance that we will decide to undertake any such event in the future or such event will otherwise occur or be beneficial to the value or market price of the Shares.

3.	Procedures for Tendering Shares.

Proper Tender of Shares

For Shares to be tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, or an “Agent’s Message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on March 13, 2015, by the Depositary at its address set forth on the back cover of this Offer to Purchase.

In the alternative, the tendering shareholder must, before the Expiration Date, comply with the guaranteed delivery procedure described below.

In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares under the Offer must complete the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” by either (1) checking the box in the section entitled “Shares Tendered At Price Determined Under The Offer” or (2) checking one of the boxes in the section entitled “Shares Tendered At Price Determined By Shareholder,” indicating the price at which Shares are being tendered.

Shareholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender Shares properly, one and only one box must be checked in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that we will purchase their Shares, they should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the Letter of Transmittal under the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered.” Note that this election may have the effect of lowering the Final Purchase Price and could result in the tendered Shares being purchased at the minimum price of $14.60 per Share. If tendering shareholders wish to indicate a specific price (in increments of $0.25) at which their Shares are being tendered, they must check the appropriate box in the section entitled “Shares Tendered At Price Determined By Shareholder” in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal. Tendering shareholders should be aware that this election could mean that none of their Shares will be purchased if they check a box other than the box representing the price at or below the Final Purchase Price. In addition, odd lot holders who tender all of their Shares must complete the section entitled “Odd Lots” in the Letter of Transmittal to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

Shareholders holding their Shares through a broker, dealer, commercial bank, trust company or other nominee must contact the nominee in order to tender their Shares. Shareholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply if shareholders tender Shares through the nominees and not directly to the Depositary.

Shareholders may tender Shares subject to the condition that all, or a specified minimum number of Shares, be purchased. Any shareholder desiring to make such a conditional tender should so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal. It is the tendering shareholder’s responsibility to determine the minimum number of Shares to be purchased. Shareholders should consult their own financial, legal and tax advisors and brokers with respect to the effect of proration of the Offer and the advisability of making a conditional tender. See Sections 6 and 13.

Signature Guarantees and Method of Delivery

No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, will include any participant in the book-entry facilities of The Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), whose name appears on a security position listing as the owner of the Shares) of the Shares tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder of the certificate surrendered, then the tendered certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	one of (1) the certificate(s) for the Shares or (2) a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at DTC or CDS, as described below;

•	one of (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or (2) an Agent’s Message (as defined below) in the case of a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the sole election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries in connection with the Offer, including a Letter of Transmittal and certificates for Shares, must be made to the Depositary and not to us, the Dealer Manager, the Information Agent, DTC or CDS. ANY DOCUMENTS DELIVERED TO US, THE DEALER MANAGER, THE INFORMATION AGENT, DTC OR CDS WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares for purposes of the Offer at each of DTC and CDS within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s or CDS’s system may make book-entry delivery of the Shares by causing DTC or CDS to transfer those Shares into the Depositary’s account in accordance with DTC’s ATOP system or CDS’s CDSX system. Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at DTC or CDS, either (1) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed if book-entry transfer of the Shares cannot be effected prior to the Expiration Date.

The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC or CDS is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to DTC or CDS in accordance with DTC’s or CDS’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC or CDS to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC or CDS has received an express acknowledgement from the participant tendering Shares through DTC or CDS that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against that participant.

If you are tendering Shares through DTC’s ATOP system or CDS’s CDSX system and wish to tender portions of your shares at more than one price, you will need to complete a separate book-entry transfer for each price at which you are tendering your Shares.

Guaranteed Delivery

If you wish to tender Shares in the Offer and your certificates for Shares are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit delivery of all required documents to the Depositary prior to the Expiration Date, the Shares may still be tendered if all of the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided for with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, is received by the Depositary prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of the Shares into the Depositary’s account at DTC or CDS), together with a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Date and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Shareholders may contact the Information Agent, the Dealer Manager or their broker for assistance. The contact information for the Information Agent and the Dealer Manager is on the back cover page of this Offer to Purchase.

Procedures for Stock Options

We are not offering, as part of the Offer, to purchase any outstanding stock options, and tenders of stock options will not be accepted. Holders of vested stock options may exercise options (subject to Company policies and practices) and tender any Shares received upon such exercise. Options must be exercised sufficiently in advance of the Expiration Date in order to have time for the exercise to settle before the Shares received upon exercise of the options may be tendered. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

Restricted Stock

Holders of restricted stock may not tender such shares unless and until such shares have vested and the restrictions on such shares have lapsed.

Return of Unpurchased Shares

If any tendered Shares are not purchased or are properly withdrawn before the Expiration Date, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC or CDS, the Shares will be credited to the appropriate account maintained by the tendering shareholder at DTC or CDS, in each case without expense to the shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of Shares to be accepted, the Final Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt of any Shares tendered, including pursuant to the guaranteed delivery procedures) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer prior to the Expiration Date, or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder (whether or not we waive similar defects or irregularities in the case of other shareholders), and our interpretation of the terms of the Offer will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. In the event a condition is waived with respect to any particular shareholder, the same condition will be waived with respect to all shareholders. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. Neither we nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of the foregoing incur any liability for failure to give any such notification.

Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement

It is a violation of Exchange Act Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions of such period), the person so tendering (1) has a “net long position” equal to or greater than the amount of Shares tendered in (a) Shares or (b) other securities convertible into or exchangeable or exercisable for Shares and, upon acceptance of the tender, will acquire the Shares by conversion, exchange or exercise and (2) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 also provides a similar restriction applicable to a tender on behalf of another person.

A tender of Shares in accordance with any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (1) the shareholder has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the Shares or equivalent securities at least equal to the Shares being tendered, and (2) the tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us on the terms and subject to the conditions of the Offer.

A tender of Shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the Shares tendered, and that, when the same are accepted for purchase by us, NFI-Florida will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the Shares, and the same will not be subject to any adverse claim or right. Any such tendering shareholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.

Lost or Destroyed Certificates

Shareholders whose certificates for part or all of their Shares have been lost, destroyed or stolen may contact Computershare Investor Services, Inc., the Depositary and transfer agent for the Shares, at the phone number set forth in Instruction 13 to the Letter of Transmittal for instructions to obtain a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. A bond may be required to be posted by the shareholder to secure against the risk that the certificates may be subsequently recirculated. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation. Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us, the Dealer Manager or the Information Agent. Any certificates delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

U.S. Federal Backup Withholding and Withholding on Foreign Shareholders

Under the U.S. federal income tax laws, payments to a tendering shareholder may be subject to “backup withholding” at the applicable statutory rate (currently 28%), unless a tendering shareholder:

•	provides a correct taxpayer identification number (which, for an individual shareholder, is the shareholder’s social security number) and any other required information; or

•	is an exempt recipient and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

A shareholder that does not provide a correct taxpayer identification number or otherwise establish an exemption from backup withholding may be subject to penalties imposed by the U.S. Internal Revenue Service (the “IRS”). To prevent backup withholding on cash payable under the Offer, each shareholder that is a U.S. person should provide the Depositary (or other applicable withholding agent) with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal; and each shareholder that is not a U.S. person should submit a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, a copy of which may be obtained from the Depositary, attesting to that shareholder’s exempt status. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability, and may claim a refund if they timely provide certain required information to the IRS. See Section 13 and Instruction 10 to the Letter of Transmittal.

Even if a foreign (non-U.S.) shareholder has provided the required certification to avoid backup withholding, the Depository (or other applicable withholding agent) generally will withhold U.S. federal income taxes equal to 30% of the gross payments payable to such foreign shareholder. See Section 13 and Instruction 11 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless we have accepted tendered Shares for payment under the Offer, may also be withdrawn at any time after 5:00 pm., New York City time, on April 6, 2015.

For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder; the number of Shares to be withdrawn; and the name of the registered holder of the Shares to be withdrawn, if different from the tendering shareholder. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC or CDS to be credited with the withdrawn Shares and must otherwise comply with DTC’s or CDS’s procedures. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. Neither we nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

If we extend the Offer, are delayed in our purchase of Shares or are unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

5.	Purchase of Shares and Payment of Purchase Price.

On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will:

•	determine the Final Purchase Price, taking into account the number of Shares so tendered and the prices specified by tendering shareholders; and

•	accept for payment and pay for (and thereby purchase) Shares having an aggregate value of up to $70.0 million (or such greater amount as we may elect to pay, subject to applicable law) properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. We may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the odd lot priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for purchase and pay the Final Purchase Price for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of:

•	certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC or CDS;

•	a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) or an Agent’s Message in the case of book-entry transfer; and

•	any other documents required by the Letter of Transmittal, including documents required pursuant to the guaranteed delivery procedures.

We will pay for Shares purchased pursuant to the Offer by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders. In the event of proration, the Depositary will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased due to proration or conditional tenders, will be returned, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC or CDS by the participant who delivered the Shares, to the tendering shareholder promptly after the expiration or termination of the Offer at our expense.

Under no circumstances will interest be paid on the Final Purchase Price for the Shares, regardless of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer. If, however, payment of the Final Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Final Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

6.	Conditional Tender of Shares.

Subject to the exception for odd lot holders, in the event of an over-subscription of the Offer, Shares tendered at or below the Final Purchase Price prior to the Expiration Date will be subject to proration. See Section 1. As discussed in Section 13, the number of Shares to be purchased from a particular shareholder may affect the U.S. federal income tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number of the shareholder’s Shares tendered pursuant to a Letter of Transmittal must be purchased if any Shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. We urge each shareholder to consult with his or her own financial, legal and tax advisors and broker with respect to the advisability of making a conditional tender.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of Shares that must be purchased from that shareholder if any are to be purchased. After the Offer expires, if, based on the Final Purchase Price determined in the Offer, more than $70.0 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any shareholder below the minimum number specified, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All Shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal and regarded as withdrawn as a result of proration will be returned promptly after the Expiration Date at our expense.

After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of Shares to be purchased to fall below an aggregate value of $70.0 million (or such greater amount as we may elect to pay, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase $70.0 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular shareholder as a single lot, and will limit our purchase in each case to the designated minimum number of Shares to be purchased.

7.	Conditions of the Offer.

The Offer is conditioned on a minimum of $50.0 million in value of Shares being tendered. The Offer is not subject to any financing condition. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if at any time on or after the commencement of the Offer and prior to the Expiration Date any of the following events have occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:

•	there has been noticed, threatened or instituted, or there is pending, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority, tribunal, or similar entity, or by any other person, domestic, foreign or supranational, before any court, authority, agency, tribunal or other similar entity that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit, or otherwise affect the consummation of, the Offer, the acquisition of some or all of the Shares pursuant to the Offer, or otherwise relates in any manner to the Offer; or

•	in our reasonable judgment, could materially and adversely affect the Company and its subsidiaries’ business, condition (financial or otherwise), income, operations, cash flows or prospects, taken as a whole, or otherwise materially impair our ability to purchase some or all of the Shares pursuant to the Offer;

•	there has been any action noticed, threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order, or injunction noticed, threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency, tribunal, or other similar entity, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares to be purchased pursuant to the Offer; or

•	materially and adversely affect the Company or its subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations, cash flows or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	a decrease of more than 10% in the market price of the Shares or in the general level of market prices for equity securities in the United States of the NASDAQ Global Select Market Index, the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on February 9, 2015, to the close of trading on the Expiration Date;

•	the commencement of war, armed hostilities, or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, on or after February 10, 2015;

•	any material escalation of any war or armed hostilities or national or international calamity which had commenced prior to February 10, 2015;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Shares; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any of its subsidiaries, has been proposed, announced or made by any person or entity or has been publicly disclosed; or

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act), or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before February 9, 2015);

•	any entity, group, or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before February 9, 2015, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 1% or more of the outstanding Shares;

•	any person, entity, or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of the Shares, or has made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of its or their respective assets or securities;

•	any change or changes have occurred or are threatened in the Company’s or its subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations, cash flows or prospects that, in our reasonable judgment, has or could have a material adverse effect on the Company or any of its subsidiaries or affiliates or the benefits of the Offer to us;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Offer and the purchase of the Shares may (1) cause the Shares to be held of record by fewer than 300 persons or (2) cause the Shares to be delisted from the NASDAQ Global Select Market or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. The right to assert a condition will be deemed an ongoing right that may be asserted by us at any time on prior to the Expiration Date. If a condition is triggered, we will need to waive that condition prior to the Expiration Date in order to proceed with the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date in accordance with applicable law and provide additional disclosure as required by applicable law. All Offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived prior to the Expiration Date, and we will have no right to assert any of the conditions after the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. See Section 14.

8.	Price Range of Shares; Dividends.

The Shares are listed and traded on the NASDAQ Global Select Market under the trading symbol “NICK.” The following table presents the high and low sales prices of the Shares for the periods indicated.

	High	Low
Fiscal Year Ended March 31, 2013
First quarter	$13.60	$12.07
Second quarter	$14.30	$12.50
Third quarter	$14.80	$11.71
Fourth quarter	$15.15	$12.50
Fiscal Year Ended March 31, 2014
First quarter	$16.96	$13.60
Second quarter	$16.79	$14.82
Third quarter	$17.20	$15.01
Fourth quarter	$15.90	$15.63
Fiscal Year Ended March 31, 2015
First quarter	$15.85	$14.27
Second quarter	$14.49	$10.64
Third quarter	$14.95	$10.90
Fourth quarter (through February 9, 2015)	$14.95	$14.10

Unless the Expiration Date is extended, as of March 13, 2015, you will no longer be a holder of record of Shares that are purchased by NFI-Florida under the Offer. Accordingly, you will not be eligible for any benefits with respect to such purchased Shares that inure to holders of record on or after the Expiration Date.

No cash dividends have been declared and paid on the Company’s Shares during the fiscal year ending March 31, 2015. The following cash dividends were declared and paid on the Company’s Shares during the fiscal years ended March 31, 2013 and 2014, respectively:

Fiscal Year	Date Declared	Record Date	Date Paid	Amount of Dividend
2013	May 2, 2012	May 30, 2012	June 6, 2012	$0.10
	August 8, 2012	August 30, 2012	September 6, 2012	0.12
	November 9, 2012	November 30, 2012	December 6, 2012	0.12
	December 11, 2012	December 21, 2012	December 28, 2012	2.00
	February 19, 2013	March 22, 2013	March 29, 2013	0.12

				$2.46

2014	May 7, 2013	June 21, 2013	June 28, 2013	$0.12
	August 13, 2013	September 20, 2013	September 27, 2013	0.12

				$0.24

Although the Company has declared and paid cash dividends on its Shares in the past, we have no current plans to declare or pay any cash dividends in the foreseeable future. The payment of future dividends, if any, is reviewed periodically by the Company’s directors and management and will depend upon, among other things, existing conditions, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities, tax considerations and other conditions and factors, including prospects.

On February 9, 2015, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $14.67 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

9.	Source and Amount of Funds.

The Offer is not subject to any financing condition. Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $70.8 million. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, using borrowings under our Credit Facility (as defined below). As of February 6, 2015, we had approximately $96.0 million available for borrowing under the Credit Facility ($21.0 million, if no Shares are purchased pursuant to the Offer). We have no alternative financing arrangements or plans relating to the Offer other than those described herein.

On January 30, 2015, our principal operating subsidiary, NFI-Florida, as borrower, entered into Amendment No. 4 to its Second Amended and Restated Loan and Security Agreement, dated January 12, 2010, with Bank of America, N.A., as administrative agent, and various lenders, that provides for a senior secured revolving credit facility (the “Credit Facility”). Under the Credit Facility, we have a $225.0 million revolving line of credit, assuming that Shares are purchased pursuant to the Offer ($150.0 million, if no Shares are purchased pursuant to the Offer). As of February 6, 2015, $129.0 million was outstanding under the Credit Facility. The Credit Facility matures on January 30, 2018, at which time all outstanding borrowings must be repaid.

The obligations under the Credit Facility are secured by a first priority security interest in substantially all of our assets.

Subject to applicable conditions, we may elect interest rates on our revolving borrowings calculated by reference to (i) the British Bankers Association LIBOR rate (“LIBOR Rate”) fixed for given interest periods (but not less than a floor of 1.0%), plus 3.0% or (ii) Bank of America’s prime rate (or, if greater, the average rate on overnight federal funds plus one half of one percent or the LIBOR Rate plus one percent) (the “Base Rate”), plus 2.0%. The interest rate applicable to the Credit Facility was approximately 4.0% (approximately 4.5% taking into account the effect of interest rate swaps and fees relating to the Credit Facility) as of February 6, 2015.

The Credit Facility contains customary affirmative and negative covenants and restrictions on actions including, without limitation, restrictions on indebtedness, liens, fundamental changes or dispositions of our assets, payments of dividends, capital expenditures, investments, and mergers, dispositions and acquisitions, among other restrictions. Under the Credit Facility, NFI-Florida is permitted to purchase Shares pursuant to the Offer, provided that we are in compliance with certain conditions required under the terms of the Credit Facility.

As of February 6, 2015, we were in compliance with the representations, warranties and covenants of the Credit Facility and were in a position to borrow sufficient funds under the Credit Facility to consummate the Offer as described herein. For additional information regarding the Credit Facility, please see our Quarterly Report on Form 10-Q for the three months ended December 31, 2014, incorporated by reference herein.

10.	Certain Information Concerning Us.

General

The Company is a Canadian holding company incorporated under the laws of British Columbia in 1986. Its business activities are conducted through two wholly-owned subsidiaries formed pursuant to the laws of the State of Florida, NFI-Florida and Nicholas Data Services, Inc. (“NDS”). NFI-Florida is a specialized consumer finance company engaged primarily in acquiring and servicing retail installment sales contracts (“Contracts”) for purchases of new and used cars and light trucks. To a lesser extent, NFI-Florida also makes direct loans and sells consumer-finance related products. NDS is engaged in supporting and updating industry specific computer application software for small businesses located primarily in the Southeastern United States. For the fiscal years ended March 31, 2014 and 2013 and the nine-month periods ended December 31, 2014 and 2013, the Company had consolidated revenues of $82.6 million, $82.1 million, $64.9 million, and $62.2 million, respectively. NFI-Florida accounted for approximately 99% of the Company’s consolidated revenues for each of such periods, and NDS sales accounted for less than 1% of consolidated revenues during each of the same periods.

Our principal business is providing financing programs primarily to purchasers of new and used cars and light trucks who meet our credit standards, but who do not meet the credit standards of traditional lenders, such as banks and credit unions. Unlike these traditional lenders, which make lending decisions primarily based on the credit history of the borrower and typically finance new automobiles, we purchase Contracts of borrowers who may not have a good credit history or Contracts for older model and high mileage automobiles. This is typically referred to as the non-prime automobile finance market.

The non-prime automobile finance market is highly fragmented and historically has been serviced by a variety of financial entities, including captive finance subsidiaries of major automobile manufactures, banks, independent finance companies, and small loan companies. Many of these financial entities do not consistently provide financing to this market. Although prime borrowers represent a large segment of the automobile financing market, there are many potential purchasers of automobiles who do not qualify as prime borrowers. Purchasers that we consider to be non-prime borrowers are generally unable to obtain credit from traditional sources of automobile financing. We believe that, because these potential purchasers represent a substantial market, there is a demand by automobile dealers with respect to financing for non-prime borrowers that has not been effectively served by traditional automobile financing sources.

We purchase Contracts from automobile dealers at a negotiated price that is less than the original principal amount being financed by the purchaser of the automobile. The Contracts are predominately for used vehicles. As of December 31, 2014, the average model year of vehicles collateralizing the portfolio was 2006. The average loan to value ratio, which expresses the amount of the Contract as a percentage of the value of the automobile, is approximately 96%. The initial terms of the Contracts range from 12 to 72 months. In addition, taxes, title fees and, if applicable, premiums for extended service contracts, accident and health insurance and credit life insurance can also be included in the amount financed.

Our automobile finance programs are currently conducted in 15 states through a total of 66 branches, including 21 in Florida, eight in Ohio, six in North Carolina, six in Georgia, three in Kentucky, three in Indiana, three in Missouri, three in Michigan, three in Alabama, two in Virginia, two in Tennessee, two in Illinois, two in South Carolina, one in Maryland and one in Kansas. Each office is budgeted (size of branch, number of employees and location) to handle up to 1,000 accounts and up to $7.5 million in gross finance receivables. To date, 19 of our branches meet that capacity. We continue to evaluate additional markets for future branch locations, and subject to market conditions, we may open an additional branch location during fiscal 2015.

In addition to the automobile finance program, we also provide direct loans. Direct loans are loans originated directly between us and the consumer. These loans are typically for amounts ranging from $1,000 to $8,000 and are generally secured by a lien on an automobile, water craft or other permissible tangible personal property. The average loan made to date by us had an initial principal balance of approximately $3,000. We do not expect the average loan size to increase significantly within the foreseeable future. The majority of direct loans are originated with current or former customers under our automobile financing program. The typical direct loan represents a significantly better credit risk than our typical Contract due to the customer’s historical payment history with us.

We are currently licensed to provide direct consumer loans in Florida and North Carolina. In addition, we continue to analyze the direct loan market in Ohio for possible future expansion into such market. We do not expect to pursue a direct loan license in any other state during the fiscal year ending March 31, 2015. We do not have any current plans to expand our strategy of soliciting current customers and expect total direct loans to remain approximately 3% of our total portfolio.

Our executive offices are located at 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759, and our telephone number is (727) 726-0763.

Available Information

The Company is subject to the informational filing requirements of the Exchange Act and, accordingly, is obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and executive officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of these persons in transactions with us is required to be disclosed in SEC filings, including proxy statements distributed to the Company’s shareholders. As required by Exchange Act Rule 13e-4(c)(2), we have filed with the SEC the Schedule TO and related materials, which include additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the SEC, including the Schedule TO for the Offer and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. You may also go to the Investors section of our website located at http://www.nicholasfinancial.com to access the Schedule TO and related documents and other SEC filings.

Incorporation by Reference

The rules of the SEC allow us to incorporate by reference into this Offer to Purchase information that was filed prior to the date of this Offer to Purchase, which means that we can disclose important information to you by referring you to documents filed separately with the SEC. The following documents that have been previously filed with the SEC contain important information about us, and we incorporate them by reference (other than any portions of the respective filings that were furnished to, rather than filed with, the SEC under applicable SEC rules):

•	the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, as filed with the SEC on June 14, 2014;

•	the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on July 9, 2014; and

•	the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2014, September 30, 2014 and December 31, 2014, as filed with the SEC on August 11, 2014, November 10, 2014 and February 9, 2015, respectively.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from the SEC’s website at the address or website set forth above or through our website set forth above. You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent at its address and telephone number set forth below:

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

3rd Floor

Stamford, Connecticut 06902

Shareholders may call toll free: (855) 223-1287

Banks and Brokers may call collect: (203) 658-9400

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

Shares Outstanding

As of February 6, 2015, there were 12,316,235 Shares outstanding. At the maximum Final Purchase Price of $15.60 per Share, we could purchase 4,487,180 Shares if the Offer is fully subscribed, which would represent approximately 36.4% of the Company’s outstanding Shares as of February 6, 2015. At the minimum Final Purchase Price of $14.60 per Share, we could purchase 4,794,521 Shares if the Offer is fully subscribed, which would represent approximately 38.9% of the Company’s outstanding Shares as of February 6, 2015.

Beneficial Ownership

As of February 6, 2015, the Company’s directors and executive officers as a group (6 persons) beneficially owned an aggregate of 463,349 Shares, representing approximately 3.7% of the total number of outstanding Shares as of February 6, 2015, as determined in accordance with Exchange Act Rule 13d-3. The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other shareholders. Ralph T. Finkenbrink, our Chairman of the Board, President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors of the Company, have advised us that they intend to tender 100,000, 25,850 and 6,100 Shares, respectively, in the Offer. However, our remaining directors and executive officers have advised us that they do not intend to tender Shares in the Offer. As a result, any Shares purchased in the Offer will increase the proportional holdings of such directors and executive officers.

In addition, after expiration or termination of the Offer, the Company’s directors and executive officers may also sell their Shares, subject to applicable law and applicable policies and practices of the Company, from time to time in open market transactions at prices that may be more or less favorable than the Final Purchase Price to be paid to holders of Shares pursuant to the Offer.

Except as otherwise disclosed in the footnotes below, the following table sets forth certain information as of February 6, 2015 with respect to the beneficial ownership of each director and executive officer and certain substantial shareholders of the Company.

Unless otherwise indicated, beneficial owners listed in the table may be contacted at our corporate headquarters at 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759.

Name	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (1)
Non-Employee Directors:
Stephen Bragin	116,828	*
Scott Fink (2)	9,434	*
Alton R. Neal (3)	29,184	*

Named Executive Officers:
Ralph T. Finkenbrink (4)	237,503	1.9%
Kevin D. Bates (5)	49,400	*
Katie L. MacGillivary (6)	21,000	*

All directors and executive officers as a group (6 persons) (7)	463,349	3.7%

More Than 5% Shareholders:
Peter L. Vosotas (8)	1,065,081	8.6%
Mahan Family, LLC (9)	652,907	5.3%
Southpoint Capital Advisors LLC (10)	1,036,220	8.4%
AQR Capital Management, LLC (11)	617,015	5.0%

*	Represents beneficial ownership of less than 1%.
(1)	Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by each of the “More Than 5% Shareholders,” we rely on each of such shareholder’s statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act, as described in the footnotes below. For each person, entity, or group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person, entity, or group by the sum of 12,316,235 Shares outstanding as of February 6, 2015, plus the number of Shares, if any, that such person, entity, or group had the right to acquire pursuant to the exercise of stock options or other rights within 60 days of February 6, 2015. Except as indicated by footnote, and subject to marital community property laws where applicable, we believe that the persons or entities named in the table above have sole voting and investment power with respect to all Shares shown as beneficially owned by them.
(2)	The number of Shares beneficially owned by Mr. Fink includes 3,334 Shares issuable upon the exercise of outstanding options exercisable within 60 days of February 6, 2015.
(3)	The number of Shares beneficially owned by Mr. Neal includes 3,334 Shares issuable upon the exercise of outstanding options exercisable within 60 days of February 6, 2015.
(4)	The number of Shares beneficially owned by Mr. Finkinbrink includes (a) 57,700 Shares issuable upon the exercise of outstanding options exercisable within 60 days of February 6, 2015 and (b) 20,000 Shares of unvested restricted stock.
(5)	The number of Shares beneficially owned by Mr. Bates includes (a) 26,350 Shares issuable upon the exercise of outstanding options exercisable within 60 days of February 6, 2015 and (b) 22,000 Shares of unvested restricted stock.
(6)	The number of Shares beneficially owned by Ms. MacGillivary includes (a) 8,000 Shares issuable upon the exercise of outstanding options exercisable within 60 days of February 6, 2015 and (b) 13,000 Shares of unvested restricted stock.
(7)	The number of Shares beneficially owned by all directors and executive officers as a group as of February 6, 2015 includes (a) 98,718 Shares issuable upon the exercise of outstanding options exercisable within 60 days of February 6, 2015 and (b) 55,000 Shares of unvested restricted stock.
(8)	Mr. Vosotas is our former Chairman of the Board, President and Chief Executive Officer. Based upon a Schedule 13G filed on December 4, 2014, of the 1,065,081 Shares beneficially owned by Mr. Vosotas: (i) 376,883 Shares are held directly; (ii) 601,266 Shares are held in the Vosotas Family Trust, over which Mr. Vosotas has sole voting power and sole dispositive power; (iii) 82,500 Shares are subject to options exercisable within 60 days of February 6, 2015; and (iv) 4,432 Shares are held by Mr. Vosotas’ spouse, over which Shares Mr. Vosotas has shared voting and dispositive power. Mr. Vosotas’ address is P.O. Box 16057, Clearwater, FL 33759.
(9)	Mahan Family, LLC, together with Roger Mahan, Gary Mahan, Nancy Ernst, Kenneth Ernst and Mahan Children, LLC, filed a joint Schedule 13D/A on May 18, 2005. As reported in such Schedule 13D/A, Roger Mahan, Nancy Ernst and Gary Mahan are siblings. Kenneth Ernst is the husband of Nancy Ernst. Mahan Family, LLC is a New Jersey limited liability company of which Roger Mahan, Nancy Ernst and Gary Mahan are equity holders and the sole managers. The principal business address of Mahan Family, LLC is Stonehouse Road, P.O. Box 367, Millington, New Jersey. Mahan Children, LLC is a New Jersey limited liability company of which Roger Mahan, Nancy Ernst and Gary Mahan are the sole equity holders and managers. The principal business address of Mahan Children, LLC is Stonehouse Road, P.O. Box 367, Millington, New Jersey. Based upon information previously provided by the holder, in addition to 652,907 Shares currently owned by Mahan Family, LLC, (i) Mahan Children, LLC owns 441,810 Shares, (ii) Roger Mahan owns 132,000 Shares, (iii) a daughter of Roger Mahan owns 549 Shares, (iv) a son of Kenneth and Nancy Ernst owns 660 Shares and (v) a son of Gary Mahan owns 660 Shares. These shares collectively constitute approximately 10.0% of the Company’s outstanding Shares.
(10)

As reported in a joint Schedule 13G/A filed on February 14, 2011, 1,036,220 Shares are held by Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”), for which Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), serves as the investment manager and Southpoint GP, LP, a Delaware limited partnership (“Southpoint GP”), serves as the general partner. Southpoint Capital Advisors, LLC, a Delaware limited liability company (“Southport CA LLC”), serves as the general partner of Southpoint Advisors, and Southpoint GP, LLC, a Delaware limited liability company, serves as the general partner of Southpoint GP. John S. Clark II serves as managing member of both Southpoint CA LLC and Southpoint GP, LLC. The Master Fund, Southpoint CA LLC, Southpoint GP, LLC, Southpoint GP, Southpoint Advisors and John S. Clark II have the shared power to vote and dispose of the 1,036,220 Shares. The principal business address of the foregoing persons is 623 Fifth Avenue, Suite 2601, New York, New York 10022.
(11)	The principal business address of AQR Capital Management, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. As reported in a Schedule 13G/A filed on September 9, 2014, AQR Capital Management, LLC has shared power to vote and dispose of all 617,015 Shares.

Recent Securities Transactions

Based on our records and on information provided to us by the Company’s directors, executive officers, affiliates and subsidiaries (including their executive officers and directors), neither the Company nor any of its directors, executive officers, affiliates or subsidiaries (including their executive officers and directors) have effected any transactions involving our Shares during the 60 days prior to February 10, 2015.

Equity-Based Compensation

We have awards outstanding under the following equity compensation plans: (i) the Nicholas Financial, Inc. Equity Incentive Plan (the “Equity Plan”); (ii) the Nicholas Financial, Inc. Employee Stock Option Plan (the “Employee Plan”); and (iii) the Nicholas Financial, Inc. Non-Employee Director Stock Option Plan (the “Director Plan”). The Employee Plan and the Director Plan were terminated on August 9, 2006, and no additional awards may be granted under such plans. As of February 6, 2015, an aggregate of 4,950 Shares were subject to outstanding options under such terminated plans.

Under the Equity Plan, the Compensation Committee of the Company’s Board of Directors may grant stock options, restricted stock and performance shares to officers or other key salaried employees of the Company or its affiliates, and the Company’s Board may grant stock options, restricted stock and performance shares to non-employee directors of the Company. Under the Equity Plan, each non-employee director of the Company is currently entitled to receive a grant of options to purchase 5,000 Shares upon his or her election or re-election to the Board.

Certain equity awards to the Company’s directors and executive officers accelerate (in full or in part) upon certain transactions (single-trigger) or, in other cases, upon termination of employment after certain transactions (double-trigger). As of February 6, 2015, 8,615 Shares remained available for future grants under the Equity Plan and 557,040 Shares were subject to outstanding awards. Stock options are granted with exercise prices equal to the per share fair market value of our Shares on the date of grant.

Employment Agreements

The Company has entered into employment agreements with two of its executive officers.

On June 30, 2014, the Company entered into an amended and restated employment agreement with Ralph T. Finkenbrink, the Company’s President and Chief Executive Officer. The agreement currently provides for a minimum base salary of $325,000 and annual performance bonuses as determined by the Compensation Committee of the Board. The agreement has an initial term of two years. Thereafter, the agreement automatically renews on June 30 of each year, unless the Company provides to Mr. Finkenbrink, at least sixty days prior to such date, written notification that it intends not to renew the agreement. Thus, the current term of Mr. Finkenbrink’s employment agreement will expire on June 30, 2016, unless automatically renewed as described above. Mr. Finkenbrink’s employment agreement provides that, if he is terminated by the Company without cause, or if he terminates his employment upon (a) a good faith determination by him that the Company has materially breached his employment agreement, (b) a material adverse change in his working conditions or status, (c) a significant relocation of his principal office or (d) upon or within the two-year period following a change of control of the Company, a good faith determination by him that there has been any of the following: a breach of his employment agreement by the Company, any adverse change in his working conditions, status, authority, duties, responsibilities (including reporting other than directly to the Board of Directors) or any requirement that he relocate his principal office to a location that is more than ten miles from the location of his principal office immediately prior to the change of control, then he shall be entitled to a severance payment equal to two times the sum of his annual base salary in effect at the time of such termination and his average annual bonus for the two full calendar years immediately preceding such termination. Mr. Finkenbrink’s employment agreement further provides that, during the term of the agreement and for a period of two years thereafter, Mr. Finkenbrink will not, directly or indirectly, compete with the Company by engaging in certain proscribed activities.

On June 30, 2014, the Company entered into an employment agreement with Kevin D. Bates, the Company’s Senior Vice President—Branch Operations. The agreement currently provides for a minimum base salary of $225,000 and annual performance bonuses as determined by the Compensation Committee of the Board. The agreement has an initial term of two years. Thereafter, the agreement automatically renews on June 30 of each year, unless the Company provides to Mr. Bates, at least sixty days prior to such date, written notification that it intends not to renew the agreement. Thus, the current term of Mr. Bates’ employment agreement will expire on June 30, 2016, unless automatically renewed as described above. Mr. Bates’ employment agreement provides that, if he is terminated by the Company without cause, or if he terminates his employment upon (a) a good faith determination by him that the Company has materially breached his employment agreement, (b) a material adverse change in his working conditions or status, (c) a significant relocation of his principal office or (d) upon or within the two-year period following a change of control of the Company, a good faith determination by him that there has been any of the following: a breach of his employment agreement by the Company, any adverse change in his working conditions, status, authority, duties, responsibilities (including reporting other than directly to the Board of Directors) or any requirement that he relocate his principal office to a location that is more than ten miles from the location of his principal office immediately prior to the change of control, then he shall be entitled to a severance payment equal to two times the sum of his annual base salary in effect at the time of such termination and his average annual bonus for the two full calendar years immediately preceding such termination. Mr. Bates’ employment agreement further provides that, during the term of the agreement and for a period of two years thereafter, Mr. Bates will not, directly or indirectly, compete with the Company by engaging in certain proscribed activities

General

Except for stock options, awards of restricted stock, performance shares or other incentives payable in cash or Shares under the Company’s equity compensation plans and as otherwise described in this Offer to Purchase or the documents incorporated by reference herein, neither the Company nor, to the best of the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Please see the Company’s periodic and current reports and proxy statements filed with the SEC, including those incorporated by reference herein and in the Schedule TO of which this Offer to Purchase is a part, for detailed descriptions of the arrangements disclosed above. In addition, copies of the arrangements or forms of the agreements disclosed above have been filed with the SEC.

12.	Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by our acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for NFI-Florida’s acquisition or ownership of Shares as contemplated by the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject to our right to decline to purchase Shares if any of the conditions in Section 7 have occurred or are deemed by us to have occurred or have not been waived. We cannot predict whether we would be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition and performance. If certain types of adverse actions are taken with respect to the matters discussed above, or certain approvals, consents, licenses or permits identified above are not obtained, we can decline to accept for payment or pay for any Shares tendered. See Section 7.

13.	Certain Federal Income Tax Consequences.

Material U.S. Federal Income Tax Consequences

The following is a summary of material U.S. federal income tax consequences of the Offer to shareholders whose Shares are properly tendered and accepted for payment pursuant to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings of the Internal Revenue Service (the “IRS”), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could affect adversely the tax consequences described below. No assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described herein.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) whose administration is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code (“United States persons”), or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity that is classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity”) that is not a U.S. Holder. If an entity classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity” owns Shares, the tax treatment of a member of the entity will depend on the status of the member and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any member of such an entity, are not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity” and that owns Shares, and any members of such an entity, are encouraged to consult their own tax advisors.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain beneficial owners that may be subject to special treatment under U.S. federal income tax law (for example, persons who elect to treat dividends on, or gains from a disposition of, Shares as investment income for purposes of the limitation on the investment interest deduction, persons who acquired Shares through exercise of employee stock options or otherwise as compensation for services, tax-exempt organizations, insurance companies, banks and other financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, real estate investment trusts, regulated investment companies, individual retirement accounts, qualified pension plans, persons who hold Shares as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction, U.S. Holders whose functional currency is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax). Furthermore, this summary does not discuss any alternative minimum tax consequences, and does not address any aspects of state, local, or foreign taxation. This summary only applies to those beneficial owners that hold Shares as “capital assets” within the meaning of Section 1221 of the Code. This summary does not address the tax consequences of the Offer to any U.S. Holder that at any time during the five-year period prior to the purchase of Shares pursuant to the Offer has owned, directly or constructively (under the attribution rules of Section 958 of the Code), 10% or more of the Shares. In the case of any Non-U.S. Holder who is an individual, this summary assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

Shareholders whose Shares are not purchased by us pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the purchases of Shares pursuant to the Offer.

This summary is not intended to constitute a complete analysis of all tax considerations relevant to a particular shareholder. Accordingly, the following summary of material U.S. federal income tax consequences is not a substitute for careful tax planning and advice based upon a shareholder’s particular circumstances. Each shareholder is urged to consult its tax advisor regarding the federal, state, local, foreign, and other tax consequences of participating in the Offer.

Treatment of U.S. Holders.

Capital Gain or Loss Treatment. If a sale of a U.S. Holder’s Shares pursuant to the Offer qualifies as an “exchange” under Section 302(b) of the Code (see “Qualification of Sale as an ‘exchange’ under Section 302(b)” below), the U.S. Holder will recognize a gain or loss measured by the difference between the amount received and the U.S. Holder’s tax basis in the Shares sold. Subject to the discussion below under the heading “—PFIC Considerations,” any such gain or loss will be treated as a capital gain or loss. Any capital gain or loss recognized by a U.S. Holder upon a sale of Shares pursuant to the Offer will be treated as long-term capital gain or loss if the Shares have been held for more than one year at the time of disposition. Any long-term capital gain recognized upon a disposition of Shares by a U.S. Holder who is an individual will be subject to U.S. federal income tax at a maximum rate of 20%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes. A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction).

Dividend Treatment. If a U.S. Holder’s sale of Shares pursuant to the Offer does not qualify as an “exchange” under Section 302(b) of the Code, then the cash received from the sale will be treated as a distribution with respect to the Shares that are sold. Subject to the discussion below under the heading “—PFIC Considerations,” a distribution with respect to a Share will be treated for U.S. federal income tax purposes as a dividend to the extent of our current or accumulated earnings and profits that are attributable to that Share. To the extent that the amount of any distribution with respect to a Share exceeds our current and accumulated earnings and profits attributable to that Share, the distribution will be treated first, as a non-taxable return of capital (and will be applied against and reduce the U.S. Holder’s adjusted tax basis, but not below zero, in that Share) and second, as a capital gain.

Any dividend income received by a U.S. Holder as a result of a purchase pursuant to the Offer will be treated as ordinary income for U.S. federal income tax purposes, and the entire amount of the gross proceeds received on the sale (and not merely the excess of the gross proceeds over the Holder’s tax basis in the Shares sold) will be subject to U.S. federal income tax. Subject to the discussion below under the heading “—PFIC Considerations,” any such dividend income received by a U.S. Holder who is an individual will be subject to U.S. federal income tax at a maximum rate of 20%, provided that certain holding period requirements are met. If a U.S. Holder’s sale of Shares pursuant to the Offer does not qualify as an “exchange” under Section 302(b) of the Code, the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer will be added to the U.S. Holder’s tax basis in its remaining Shares, if any; and if there are no such remaining Shares, the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer may, under certain circumstances, be transferred to a related person or may be lost.

In the case of a U.S. Holder that is an entity classified for U.S. federal income tax purposes as a corporation, any dividend income received by such a U.S. Holder as a result of a purchase pursuant to the Offer generally will not qualify for a dividends-received deduction.

Even if the proceeds received by a U.S. Holder upon a sale pursuant to the Offer are treated for U.S. federal income tax purposes as a dividend, the proceeds will not be subject to Canadian withholding tax (see “—Material Canadian Federal Income Tax Consequences—Holders Not Resident in Canada” below). For purposes of computing the limitations imposed by the Code on the amount of foreign tax credit that may be claimed by a U.S. Holder with respect to any foreign income taxes incurred by the U.S. Holder in other transactions, the income recognized by the U.S. Holder upon a sale of Shares pursuant to the Offer will be treated as U.S.-source income.

PFIC Considerations. A U.S. Holder may be subject to certain adverse U.S. federal income tax consequences upon a sale of Shares pursuant to the Offer if the Company were classified as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. Holder held the Shares and did not have certain elections in effect. In general, a non-U.S. corporation, such as the Company, will be classified as a PFIC for United States federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such taxable year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.

The Company believes that it has never been a PFIC, and does not expect to become a PFIC prior to the purchase of Shares pursuant to the Offer. However, the PFIC classification rules are complex and highly fact dependent, and there can be no assurance that the Company will not be considered a PFIC for the current taxable year or any prior taxable year.

If a U.S. Holder sells Shares pursuant to the Offer and if the Company were a PFIC for any taxable year in which such U.S. Holder owned the Shares (or owned an option that was exercised to acquire the Shares), then unless the U.S. Holder made certain elections with respect to the Company for the first taxable year in which the U.S. Holder’s holding period for the Shares began, the U.S. Holder would be subject to the rules of Section 1291 of the Code with respect to:

•	any gain recognized upon a sale of Shares pursuant to the Offer (in the event that the sale qualifies as an “exchange” under Section 302(b) of the Code); or

•	the portion of the proceeds received upon a sale of Shares pursuant to the Offer that constitutes an “excess distribution” (in the event that the sale does not qualify as an “exchange” under Section 302(b) of the Code).

The proceeds received upon a sale of Shares pursuant to the Offer will constitute an “excess distribution” to the extent that such proceeds (together with all distributions previously received with respect to such Shares in the current taxable year) exceeds 125% of the average annual distributions received with respect to such Shares during the three preceding taxable years (or during a U.S. Holder’s holding period for such Shares, if shorter).

Under Section 1291 of the Code, any gain (or excess distribution) recognized upon a sale of Shares pursuant to the Offer must be ratably allocated to each day in the U.S. Holder’s holding period for such Shares. The amount of any such gain or excess distribution allocated to the current taxable year and to taxable years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other taxable year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such taxable year, and an interest charge would be imposed on the tax liability for each such taxable year, calculated as if such tax liability had been due in each such taxable year.

Unearned Income Medicare Contribution Tax. A 3.8% Medicare contribution tax will be imposed on the “net investment income” of certain United States individuals and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property (such as the Shares), less certain deductions.

Information Reporting and Backup Withholding. Upon a sale of Shares by a U.S. Holder pursuant to the Offer, the sale proceeds generally will be subject to information reporting. See Section 3 with respect to the backup withholding requirements.

Treatment of Non-U.S. Holders.

Capital Gain or Loss Treatment. If a Non-U.S. Holder’s sale of Shares pursuant to the Offer qualifies as an “exchange” under Section 302(b) of the Code (see “Qualification of Sale as an ‘exchange’ under Section 302(b)” below), the Non-U.S. Holder will recognize a capital gain or loss measured by the difference between the amount received and the Non-U.S. Holder’s tax basis in the Shares sold. Any capital gain recognized by a Non-U.S. Holder upon a sale of Shares pursuant to the Offer will not be subject to U.S. federal income tax, unless:

•	the capital gain is effectively connected with the conduct of a trade or business (and, if a United States income tax treaty applies, is attributable to a permanent establishment maintained) within the United States by the Non-U.S. Holder (in which case, the capital gain will be subject to U.S. federal income tax at normal graduated rates, and if the Non-U.S. Holder is classified for U.S. federal income tax purposes as a corporation the capital gain may also be subject to an additional branch profits tax);

•	in the case of a capital gain recognized by a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met (in which case such individual will be subject to a 30% U.S. federal income tax on the gain, which gain may be offset by certain U.S.-source capital losses); or

•	we are, or have been during certain periods preceding the disposition, a “United States real property holding corporation” and certain other conditions are met. We do not believe that we are or have ever been a “United States real property holding corporation.”

Dividend Treatment. If a Non-U.S. Holder’s sale of Shares pursuant to the Offer does not qualify as an “exchange” under Section 302(b) of the Code, then the cash received upon the sale will be treated as a dividend, provided that (as we anticipate to be the case) we have sufficient accumulated or current earnings and profits. Such dividend will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless prior to the sale the Non-U.S. Holder delivers to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder’s income on the sale is effectively connected with the conduct of a trade or business (and, if a United States income tax treaty applies, is attributable to a permanent establishment maintained) within the United States by the Non-U.S. Holder. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder’s income on the sale of Shares pursuant to the Offer will be exempt from U.S. federal income tax withholding. Any such effectively connected income, although not subject to U.S. federal income tax withholding, will be subject to U.S. federal income tax at normal graduated rates (and if the Non-U.S. Holder is classified for U.S. federal income tax purposes as a corporation, the income may also be subject to an additional branch profits tax).

In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8IMY prior to the sale of Shares pursuant to the Offer.

In the event that the amount withheld from the gross proceeds paid to a Non-U.S. Holder upon a sale of Shares pursuant to the Offer exceeds the U.S. federal income tax liability of the Non-U.S. Holder, a claim for refund may be filed with the IRS by the Non-U.S. Holder.

We cannot determine whether a sale of Shares by any particular Shareholder pursuant to the Offer will qualify as an “exchange” under Section 302(b) of the Code. Accordingly, the Depositary (or other applicable withholding agent) generally will withhold U.S. federal income tax at a 30% rate on the gross proceeds of the Offer payable to a Non-U.S. Holder unless the Non-U.S. Holder provides the Depositary (or other applicable withholding agent) with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8IMY, or IRS Form W-8ECI establishing that a reduced rate of, or exemption from, withholding is available under an applicable income tax treaty or establishing that such gross proceeds are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, as applicable.

As described above, Non-U.S. Holders may be subject to U.S. federal income tax on the sale of Shares pursuant to the Offer even if such Non-U.S. Holders would not be subject to U.S. federal income tax if those same Shares were sold on the open market.

Information Reporting and Backup Withholding. Upon a sale of Shares by a Non-U.S. Holder pursuant to the Offer, the sale proceeds generally will be subject to information reporting. See Section 3 with respect to the backup withholding requirements.

Qualification of Sale as an “exchange” under Section 302(b).

Because the purchase of Shares pursuant to the Offer will be undertaken by a subsidiary of the issuer of the Shares, the proceeds received upon a sale of Shares pursuant to the Offer will be treated for purposes of Section 302(b) of the Code as being received in a deemed redemption by the issuer (i.e., the Company) of its Shares.

A sale of your Shares pursuant to the Offer will qualify as an “exchange” under Section 302(b) of the Code if:

•	the sale results in a “complete redemption” of your Shares;

•	the sale results in a “substantially disproportionate redemption” of your Shares; or

•	the sale is not “essentially equivalent to a dividend” with respect to you.

The determination of whether a sale of Shares pursuant to the Offer qualifies as an “exchange” under Section 302(b) of the Code is made separately for each shareholder.

Constructive Ownership. For the purpose of determining whether a sale of Shares pursuant to the Offer qualifies as an “exchange” under Section 302(b) of the Code, you must take into account not only the Shares that you actually own but also any Shares that you are deemed to own constructively under the attribution rules of Section 318 of the Code. For example, under these attribution rules, you are deemed to own constructively any Shares held by your spouse, parents, children and grandchildren, and you are deemed to own constructively Shares held by certain entities (such as corporations, partnerships, estates, and trusts) in which you have an equity interest. Furthermore, you are deemed to own any Shares that you have the right to acquire by the exercise of an option, regardless of when the option may be exercised.

Complete Redemption. A sale of all your Shares pursuant to the Offer will result in a “complete redemption” if either: (i) you do not own, directly or constructively, any Shares after this sale; or (ii) you do not own directly any Shares after this sale and, with respect to any constructively owned Shares, you are eligible to (and do in fact) waive (pursuant to Section 302(c)(2) of the Code) the attribution of such Shares to you.

Substantially Disproportionate Redemption. A sale of your Shares pursuant to the Offer will result in a “substantially disproportionate redemption” if the percentage of our outstanding Shares that you own, directly or constructively, immediately after the sales by all shareholders pursuant to the Offer is less than 80% of the percentage of our outstanding Shares that you owned, directly or constructively, immediately before the sales by shareholders pursuant to the Offer.

In calculating the percentage applicable to your Shares, the denominator of the respective fraction takes into account the total number of outstanding Shares plus the number of Shares that are attributed, as a result of any option, to you or to another person whose holdings are attributed to you. This denominator does not take into account any Shares that are attributed, as a result of any option, to shareholders other than you or another person whose holdings are attributed to you.

For purposes of determining compliance with the “substantially disproportionate redemption” test in the case of the Offer, one of the constructive ownership rules that needs to be applied is a rule under which any shares that are owned by a subsidiary are attributed to the parent company. The application of this constructive ownership rule is not completely clear in a situation where the shares that are owned by the subsidiary (NFI-Florida in this case) consist of shares issued by the parent company (the Company in this case). Regardless of this uncertainty, however, a sale of your Shares pursuant to the Offer will result in a “substantially disproportionate redemption” if the percentage of our outstanding Shares (not including any Shares owned by NFI-Florida) that you own (directly, and after applying all the constructive ownership rules other than the constructive ownership rule relating to the ownership of Shares by NFI-Florida) immediately after the sales by all shareholders pursuant to the Offer is less than 80% of the percentage of our outstanding Shares that you owned, directly or constructively, immediately before the sales by shareholders pursuant to the Offer.

Not Essentially Equivalent to a Dividend. If a sale of your Shares pursuant to the Offer does not qualify as a “complete redemption” or a “substantially disproportionate redemption”, then your sale may nevertheless qualify as an “exchange” under Section 302(b) of the Code if your sale meets the “not essentially equivalent to a dividend” test. This test is met if, under all the facts and circumstances, there is a “meaningful reduction” in your interest in us as a result of the sales by the shareholders pursuant to the Offer. The IRS has issued rulings in situations involving redemptions of stock owned by minority shareholders of publicly-traded corporations (each such minority shareholder owned, directly or constructively, less than 1% of the value and voting power of the stock of the corporation, and did not exercise meaningful control over the affairs of the corporation). In these rulings, a redemption was treated as meeting the “not essentially equivalent to a dividend” test if the redemption resulted in any reduction in both the voting power and the economic interest held by the minority shareholder in the corporation.

Contemporaneous Dispositions and Acquisitions. Any acquisitions of Shares or options, or any dispositions of Shares other than pursuant to the Offer, by you (or by persons related to you) that are contemporaneous with a sale of your Shares pursuant to the Offer may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the foregoing tests under Section 302(b) of the Code has been satisfied with respect to any sale of your Shares pursuant to this Offer.

Effect of Prorations and Other Transfers of Shares. You should be aware that your ability to satisfy any of the foregoing tests may be affected by proration pursuant to the Offer. Therefore, unless you make a conditional tender (see Section 6), or unless you are an odd lot holder who tenders all of its Shares at or below the purchase price, you can be given no assurance that we will purchase a sufficient number of such Shares to permit you to satisfy any of the foregoing tests.

Material Canadian Federal Income Tax Consequences

The following summary fairly describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Shares whose Shares are sold pursuant to the Offer, and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, (i) holds their Shares as capital property, (ii) deals at arm’s length with the Company and NFI-Florida, and (iii) is not affiliated with the Company or NFI-Florida (a “Holder”).

The Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the Company’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (“CRA”) published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark to market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (iii) who has acquired Shares on the exercise of an employee stock option; (iv) an interest in which is, or whose Shares are, a “tax shelter investment” as defined in the Tax Act; or (v) to whom the “functional currency” reporting rules in Section 261 of the Tax Act apply. Such Holders should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Shareholders whose Shares are not purchased by us pursuant to the Offer will not incur any Canadian federal income tax liability as a result of the purchase of Shares pursuant to the Offer.

Holders Resident in Canada.

The following portion of the summary is generally applicable to a Holder who is a resident of Canada, or is deemed to be a resident of Canada, for purposes of the Tax Act (a “Resident Holder”) at all relevant times.

Certain Resident Holders who might not otherwise be considered to own Shares as capital property may be entitled to have them and every other “Canadian security”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances.

Sale Pursuant to the Offer. A Resident Holder who disposes of Shares pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount by which the amount received for the Shares exceeds (or is exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Shares, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the rules applicable to capital gains and capital losses. See “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses. Generally, a Resident Holder will be required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be required to deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and in the circumstances specified in the Tax Act.

The amount of a capital loss realized on the disposition of a Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such Share (or on a share for which such Share is substituted or exchanged). Similar rules may apply where Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

A capital gain realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

A Resident Holder that is throughout the year a “Canadian controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 6- 2⁄3% refundable tax on certain investment income, which includes amounts in respect of taxable capital gains.

Credit or Deduction for Foreign Tax. As discussed above, the consideration paid to a Resident Holder for a Share sold pursuant to the Offer may be treated for U.S. tax purposes as a dividend paid to the Resident Holder by NFI-Florida that is subject to U.S. withholding tax (see “—Treatment of Non-U.S. Holders” under the heading “Material U.S. Federal Income Tax Consequences”).

Withholding tax, if any, paid by a Resident Holder to the U.S. in respect of consideration for a Share sold pursuant to the Offer should constitute “non-business income tax” for the purposes of the foreign tax credit provisions contained within subsection 126(1) of the Tax Act. In general, these provisions permit a Resident Holder to claim a tax credit for foreign income tax paid for a year on foreign source income, up to a limit of the Canadian tax otherwise payable on that income determined as a proportion of the Resident Holder’s total income for the year. If U.S. tax paid by a Resident Holder is greater than the amount that can be levied by the U.S. because of the terms of the Canada—U.S. Tax Convention (the “Treaty”), only the amount of U.S. tax that is payable by the Resident Holder pursuant to the Treaty may be included for the purposes of computing any foreign tax credit that may be available to the Resident Holder.

The foreign tax credit provisions contained in the Tax Act are subject to detailed limitations and restrictions that may apply depending on a Resident Holder’s particular circumstances and which may limit the ability a Resident Holder to claim, or fully claim, a deduction for U.S. tax paid in respect of consideration for a Share sold pursuant to the offer. Resident Holders should consult their own tax advisors for advice having regard to their own particular circumstances.

Holders Not Resident in Canada.

The following portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to a Non-Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a “financial institution” (as defined in the Tax Act); or (iii) an “authorized foreign bank” (as defined in the Tax Act).

Sale Pursuant to the Offer. A Non-Resident Holder who disposes of Shares pursuant to the Offer will realize a capital gain or capital loss computed in the manner described above under “Holders Resident in Canada—Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer unless such Shares are “taxable Canadian property” to the Non-Resident Holder and the Shares are not “treaty protected property” (as defined in the Tax Act) of the Non-Resident Holder.

Generally, a Share will not be “taxable Canadian property” to a Non-Resident Holder at the time it is disposed of provided that such Share is listed on a “designated stock exchange”, as defined in the Tax Act (which includes the National Association of Securities Dealers Automated Quotation System or “NASDAQ”) unless at any time during the 60 month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (ii) more than 50% of the fair market value of the particular Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares could be deemed to be taxable Canadian property to the Non-Resident Holder.

Throughout the 60-month period preceding the sale of Shares pursuant to the Offer, less than 50% of the fair market value of any Share will have derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties. Accordingly, the Company believes that none of the Shares sold pursuant to the Offer will be “taxable Canadian property.”

Even if the Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of disposition, the Shares constitute “treaty-protected property” of the Non-Resident Holder for the purposes of the Tax Act. Generally, the Shares will be “treaty protected property” of the Non-Resident Holder at the time of disposition for purposes of the Tax Act if the capital gain from the disposition of that share would, because of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident for the purposes of such convention, be exempt from tax under the Tax Act.

In the event a Share is taxable Canadian property and is not treaty protected property of the Non-Resident Holder at the time of disposition, the tax consequences described above under “Holders Resident in Canada—Sale Pursuant to the Offer” and “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses” will generally apply. Certain withholding and reporting obligations may also apply. Non-Resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such Shares.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

14.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension, subject to applicable law. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering shareholder to withdraw such shareholder’s Shares as described herein.

We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any Shares not previously accepted for payment or paid for, subject to applicable law, to postpone payment for Shares or terminate the Offer upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by changing the per Share purchase price range or by increasing or decreasing the value of Shares sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the notice of amendment shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the GlobeNewswire or a comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Exchange Act Rule 13e-4(e)(3) and 13e-4(f)(1). This rule and related releases and interpretations of the SEC provide that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	we increase or decrease the price range to be paid for Shares or increase or decrease the value of Shares sought in the Offer (and thereby increase or decrease the number of Shares purchasable in the Offer), and, in the event of an increase in the value of Shares purchased in the Offer, the number of shares accepted for payment in the Offer increases by more than 2% of the outstanding Shares, and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, then in each case the Offer will be extended until the expiration of the period of at least ten business days from and, including, such date.

If we increase the value of Shares purchased in the Offer such that the additional amount of Shares accepted for payment in the Offer does not exceed 2% of the outstanding Shares, this will not be deemed a material change to the terms of the Offer and we will not be required to amend or extend the Offer. See Section 1.

15.	Fees and Expenses.

We have retained Janney Montgomery Scott LLC to act as the Dealer Manager in connection with the Offer. In its role as Dealer Manager, Janney Montgomery Scott LLC may communicate with brokers, dealers, trust companies and similar entities with respect to the Offer. Janney Montgomery Scott LLC will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse Janney Montgomery Scott LLC for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify Janney Montgomery Scott LLC against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Janney Montgomery Scott LLC and its affiliates have provided various investment banking and other services to us in the past, for which they have received customary compensation from us. We expect Janney Montgomery Scott LLC and its affiliates to continue to render various investment banking and other services, for which they would expect to continue to receive customary compensation from us. In addition, in the ordinary course of business, including in its trading and brokerage operations and in a fiduciary capacity, Janney Montgomery Scott LLC and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

We have also retained Morrow & Co., LLC to act as Information Agent in connection with the Offer. The Information Agent may contact shareholders by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. Morrow & Co., LLC, in its capacity as Information Agent, will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We have also retained Computershare Investor Services, Inc. to act as Depositary in connection with the Offer. Computershare Investor Services, Inc., in its capacity as Depositary, will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Computershare Investor Services, Inc. also acts as Nicholas’ transfer agent.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding Shares through brokers, dealers or other nominee shareholders are urged to consult the brokers, dealers or other nominee shareholders to determine whether transaction costs may apply if shareholders tender Shares through the brokers, dealers or other nominee shareholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of the Information Agent, the Dealer Manager or the Depositary, for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares, except as otherwise provided in Section 5 hereof.

16.	Miscellaneous.

We are not aware of any state or other jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any state or other jurisdiction where the making of the Offer is not in compliance with the laws of such state or other jurisdiction, we will make a good faith effort to comply with the applicable law of such state or other jurisdiction. If, after good faith effort, we cannot comply with the applicable law of such state or other jurisdiction, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares residing in that state or other jurisdiction. In any state or other jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such state or other jurisdiction.

After completing the Offer, we may consider various forms of share repurchases, including, but not limited to, open market purchases, tender offers, privately negotiated transactions and accelerated share repurchases, after taking into account our results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, and other factors we deem relevant.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC the Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning Nicholas.

Rule 13e-4(f) under the Exchange Act generally prohibits us and our affiliates from purchasing any Shares other than in the Offer until at least ten business days after the Expiration Date. Accordingly, any additional purchases outside of the Offer generally may not be consummated until at least ten business days after the Expiration Date.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation on our behalf in connection with the Offer other than those contained in this Offer to Purchase and the related Letter of Transmittal. If given or made, you should not rely on that information or representation as having been authorized by us, any member of the Board of Directors of the Company or NFI-Florida, the Dealer Manager, the Depositary or the Information Agent.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, NFI-FLORIDA, THE BOARD OF DIRECTORS OF THE COMPANY OR NFI-FLORIDA, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT.

Nicholas Financial, Inc.

February 10, 2015

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:

Computershare Investor Services, Inc. P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2 Attn: Voluntary Corporate Actions	Computershare Investor Services, Inc. 100 University Avenue 8th Floor Toronto, Ontario M5J 2Y1 Attn: Voluntary Corporate Actions

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or related documents may be directed to the Information Agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

3rd Floor

Stamford, Connecticut 06902

Shareholders may call toll free: (855) 223-1287

Banks and Brokers may call collect: (203) 658-9400

The Dealer Manager for the Offer is:

Janney Montgomery Scott LLC

1717 Arch Street

Philadelphia, Pennsylvania 19103

Call Toll-Free: (800) 526-6397